Filed by Comcast Corporation
                                            Pursuant to Rule 425 under the
                                            Securities Act of 1933 and deemed
                                            filed pursuant to Rule 14a-12 under
                                            the Securities Exchange Act of 1934

                                            Subject Company: AT&T Corp.
                                            Commission File No. 1-1105

                                            Date: March 4, 2002




     The following presentation was used by Comcast at Bear Stearns 15th Annual Media, Entertainment & Information Conference:

                            Bear Stearns 15th Annual
                  Media, Entertainment & Information Conference

March 4, 2002


COMCAST Logo

Safe Harbor

Caution Concerning Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Comcast Corporation ("Comcast") wishes to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to (1) the effects of legislative and regulatory changes; (2) the potential for increased competition; (3) technological changes; (4) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (5) pricing pressures which could affect demand for Comcast's services; (6) Comcast's ability to expand its distribution; (7) changes in labor, programming, equipment and capital costs; (8) Comcast's continued ability to create or acquire programming and products that customers will find attractive; (9) future acquisitions, strategic partnerships and divestitures; (10) general business and economic conditions; (11) other risks described from time to time in Comcast's periodic reports filed with the Securities and Exchange Commission; and (12) with respect to statements relating to the proposed combination of Comcast and AT&T Broadband, factors that could cause actual results of the combined businesses of Comcast and AT&T Broadband to differ materially from expected results for such businesses, including failure to integrate the businesses successfully or to achieve the expected combination benefits.


Bear Stearns
March 4, 2002                                                      COMCAST Logo

COMCAST Logo



                                Stephen B. Burke
                                    President
                          Comcast Cable Communications

2001 Achievements


Completed Rebuild of Our Cable Systems

Exceeded New Service Goals
o   2.3 Million Digital Subscriptions
o   950,000 High-Speed Internet Subscribers

Delivered Accelerating OCF Growth

Integrated Nearly 2 Million Subscribers
While Improving OCF Margins


Bear Stearns
March 4, 2002                                                      COMCAST Logo

Upgraded Network

Homes Passed
(in Millions)


                        1996    1997    1998    1999    2000    2001
Less Than 550MMz        3.4     2.5     1.3     1.9     1.3     0.7
550MHz  to 750MHz       1.9     1.6     1.7     2.1     1.7     2.1
750MHz or More          1.6     3       4.4     5.5     9.7     11
                        ---                                     ---
                        50%                                     95%




Bear Stearns
March 4, 2002                                                      COMCAST Logo

                         Leveraging an Upgraded Network
                                 -> New Services

COMCAST digital cable

Subscriptions
(000s)


                YE98    YE99    YE00    YE01    YE02E
Subscriptions   78      515     1,350   2,300   3,000*
Penetration     5%      10.2%   18.7%   27%     34.8%


* 2002 Guidance: 600-700,000 net additions.

Bear Stearns
March 4, 2002                                                      COMCAST Logo

Digital Growth Strategy



[Graph representing Digital Penetration increasing to 100%+ through the combination of Digital Classic ($9.95), Digital Plus ($14.95), Video-On-Demand, Interactive TV and T Commerce has been omitted.]








Bear Stearns
March 4, 2002                                                      COMCAST Logo

Building on the Digital Platform


Video-On-Demand

o   Differentiate vs. Satellite

o   Drive Digital Penetration

o   Today:   3 Million VOD-Ready
             Homes in 16 Markets

o   YE02:    5-6 Million VOD-Ready
             Homes


Bear Stearns
March 4, 2002                                                      COMCAST Logo

Building on the Digital Platform


High-Definition Television


o        Today:   Availability to 1.3MM
                  Customers in Mid-Atlantic
                  Super Cluster

o        Broadcasts Include: ABC, NBC,
         HBO and Showtime


Bear Stearns
March 4, 2002                                                      COMCAST Logo

COMCAST High-Speed Internet

Subscribers
(000s)

                YE98    YE99    YE00    YE01    YE02E
Subscribers     51      142     400     948     1,400*
Penetration     3%      5%      7%      9.5%    12.2%


* 2002 Guidance: 400-500,000 net additions.


Bear Stearns
March 4, 2002                                                      COMCAST Logo

COMCAST High-Speed Internet

o   Completed Transition to Comcast Network

o   Improved Control and Network Reliability

o   Significant Cash Flow Opportunity After Transition

o   Designed to Support Multiple ISPs and Tiered Services

    o   First ISP Deal: Juno and NetZero


Bear Stearns
March 4, 2002                                                      COMCAST Logo

New Services: Revenue Growth



$ In Millions

                        1997    1998    1999    2000    2001    2002E
High-Speed Internet     2.7     14.3    43.2    115     294     565
Digital Cable           ---      2.2    31.6    114.7   241     340



Bear Stearns
March 4, 2002                                                      COMCAST Logo

Accelerating Contribution to Cash Flow


$ In Millions

                        1997    1998    1999    2000    2001    2002E
High-Speed Internet     -10     -9      -9      3       35      125
Digital Cable            --      1      25     92      192      272



Bear Stearns
March 4, 2002                                                      COMCAST Logo

Integration Success


Integrated 3.6 Million Subscribers in Past Two Years


Cable EBITDA
(in Billions)


                   1996     1997     1998     1999    2000    2001
Cable EBITDA      $0.81    $0.9877  $1.0966  $1.353  $1.899  $2.193
EBITDA Margins     49.3%    47.6%    48.1%    46.2%   45%     42.7%


Note:    Excludes Impact of High-Speed Internet Transition in 2001


Bear Stearns
March 4, 2002                                                      COMCAST Logo

Integration Success: Our Roadmap


o   Clear Priorities
        o   Focus on Cash Flow Growth
        o   New Products

o   Strong Local Management

o   Local Budgeting

o   Line by Line Reviews by Senior Management

o   Monthly Follow-Up


Bear Stearns
March 4, 2002                                                      COMCAST Logo

Integration Success: Acquired Systems

AT&T Broadband: 1.4MM Subscribers Acquired January 2001


                                    2000        2001         2002E
                                    ----        ----         -----
Revenue (Millions)                  $831.3      $878.2       $964.6

Cash Flow (Millions)                $262.5      $330.9       $391.3

OCF Margin                           31.6%        37.7%        40.6%

Annual OCF/ Avg. Subscriber         $179.7      $224.3       $262.3



Bear Stearns
March 4, 2002                                                      COMCAST Logo

Integration Success: Acquired Systems

AT&T Broadband: 1.4MM Subscribers Acquired January 2001




Royal Oak, MI (78K Subs)            2000              2001              2002E
--------------                      ----              ----              -----

Revenue (Millions)                  $48.1             $51.6             $58.9

Cash Flow (Millions)                $11.8             $17.9              $23.6

OCF Margin                           24.5%             34.7%             40.1%

Annual OCF/Avg. Subscriber         $151.9            $227.6             $301.0




Bear Stearns
March 4, 2002                                                      COMCAST Logo

Integration Success: Acquired Systems

AT&T Broadband: 1.4MM Subscribers Acquired January 2001




Ann Arbor, MI (134K Subs)           2000             2001              2002E
--------------                      ----             ----              -----

Revenue (Millions)                  $68.3             $81.0              $96.5

Cash Flow (Millions)                $16.0             $26.8              $36.8

OCF Margin                           23.5%             33.1%              38.2%

Annual OCF/Avg. Subscriber         $122.7            $200.3             $267.7




Bear Stearns
March 4, 2002                                                      COMCAST Logo

Integration Success: Acquired Systems


Telephone




                                    2000             2001              2002E
                                    ----             ----              -----

Revenue (Millions)                 $  4.6            $10.7              $15.5
Cash Flow (Millions)               $ (3.7)           $ 2.0              $ 4.0
Telephone Subscribers              12,776           20,768             28,020
Homes Passed (000)                    176              188                230



Bear Stearns
March 4, 2002                                                      COMCAST Logo

            COMCAST Logo


                                 John R. Alchin
                     Executive Vice President and Treasurer
                               Comcast Corporation

Strong Operating Performance

Accelerating Cash Flow Growth



$ in Millions

          FY00       FY01      FY02E
Cable    $2009.1    $2,251.3  $2,543
                     12%       12-14%


          FY00       FY01      FY02E
QVC      $619.2     $722.3    $838
                     16%       mid-teens


          FY00       FY01      FY02E
Content  $130.3     $189.2    $208
                     45%       mid-teens


Consolidated 10.2% Revenue Growth and
       12.3% Cash Flow Growth

Note: Pro Forma Results; Excludes Impact of High-Speed Internet Transition in 2001

Bear Stearns
March 4, 2002                                                      COMCAST Logo

Strong Operating Performance

Free Cash Flow Generation


Decrease in cable capital expenditures

                                (Billions)
                1998    1999    2000    2001    2002E
                ----    ----    ----    ----    -----
Cable           0.711   0.739   1.248   1.855   1.3
Consolidated   $0.898  $0.893  $1.636  $2.181  $1.496



.. . . leads to significant FCF generation


                1998    1999    2000    2001    2002E
                ----    ----    ----    ----    -----
FCF            $66.3   $402.6  $266.6  $110.1   $800



Free Cash Flow = EBITDA - Cap Ex - Interest Expense - Cash Taxes. Excludes One-Time Tax Payments, OCF losses from Business Telephony Initiatives and High-Speed Internet Transition Costs

Bear Stearns
March 4, 2002                                                      COMCAST Logo

Financial Flexibility



                                                             At 12/31/01:
o   Solidly Investment Grade                                 ------------
             Consolidated Leverage (Debt/EBITDA)(1)             3.6x
             Consolidated Interest Coverage                     4.0x

o   Significant Liquidity
             Cash                                                $350 MM
             Investments                                       $4.302 Bn
             Unused Bank Lines                                 $3.250 Bn

             Modest Near-Term Maturities:(Dollars In Millions)

                                           2002    2003    2004
                                           ----    ----    ----
                                           450     75      325


(1) Net of Zones; Excludes Excite @Home Transition Costs


Bear Stearns
March 4, 2002                                                      COMCAST Logo

AT&T COMCAST LOGO

                                    OCF Growth Exceeding 20%



                                    2003         2004          2005
                                    ----         ----          ----
AT&T Broadband OCF
Margin Improvement                  26%     -------------->     36%

Operating Synergies (Millions)     $300          $400          $500

Comcast Cable OCF Growth(1)         11%     -------------->     11%



 (1) For Illustrative Purposes Only.  Not Indicative of Guidance.



Bear Stearns
March 4, 2002                                                      COMCAST Logo

AT&T COMCAST LOGO

                      12/31/02
                -------------------                Investment Grade
                Debt      Cash Flow
                -----     ---------         o   QUIPS Convert to Equity
                                            o   Rapid Reduction in Leverage
Comcast         $10BN      $3.4BN           o   OCF Growth
                                            o   Asset Monetization
AT&T Broadband  $20BN(1)   $2.5BN           o   Solid Investment Grade Profile:
                -----       -----                 Leverage Ratio After Asset
                $30BN      $5.9BN                    Monetization:(1)

                QUIPS
                $5BN                                    2002     2003    2004
                -----                                   3.6x     3.0x    2.5x

(1) Net of $5 billion of Exchangeable Securities
    For Illustrative Purposes Only.  Not Indicative of Guidance

Bear Stearns
March 4, 2002                                                      COMCAST Logo

AT&T COMCAST LOGO

Pro Forma Organizational Structure
Guarantees Equalize Credit Across Issuers






                                                             AT&T COMCAST
                                                              Corporation
                                                          [Primary Borrower]
                                                                   |
                                 __________________________________|___________________________________________
                                 |                                                                            |
                                 |                                                                            |
                                 |                                                                            |
                              Comcast                                                                         |
                           Corporation                                                                      AT&T
                        [Unrestricted Group]                                                              Broadband
                                 |                                                                            |
                                 |                                                                            |
          _______________________|______________________________________________                   ___________|__________
          |                      |                       |                     |                   |                     |
          |                      |                       |                     |                   |                     |
          |                      |                       |                     |                   |                     |
  E! Entertainment              QVC                   Comcast           Comcast Cable          MediaOne                AT&T
  Televison                     Inc                   Spectacor         Comunications          Group Inc.           Broadband
[Unrestricted Group]    [Unrestricted Group]   [Unrestricted Group]   [Restricted Group]    [Restricted Group]    [Restricted Group]




[Guarantees are between (i) AT&T Comcast Corporation and each of Comcast Cable Communications, MediaOne Group, Inc. and AT&T Broadband LLC, (ii) Comcast Cable Communications and MediaOne Group, Inc. and (iii) MediaOne Group, Inc. and AT&T Broadband LLC.]








Bear Stearns
March 4, 2002                                                      COMCAST Logo

AT&T COMCAST LOGO

Merger Funding Plan: Well On Its Way

o   $10 Billion Already Committed By Five Major Financial Institutions

o   Funding Requirement at Closing: $11-$14 Billion

o Includes Repayment of AT&T Intercompany Debt and Near-Term Liquidity Needs for AT&T Comcast

o Additional Liquidity Cushion in $4.5 Billion of Current Bank Facilities That Remain In Place



Bear Stearns
March 4, 2002                                                      COMCAST Logo

                                  COMCAST LOGO

   Note: The following notice is included to meet certain legal requirements:


                           FORWARD-LOOKING STATEMENTS

     The enclosed information contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Comcast Corporation ("Comcast") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Comcast's filings with the Securities and Exchange Commission ("SEC"), including risks and uncertainties relating to: failure to obtain and retain expected synergies from the proposed transaction with AT&T Corp. ("AT&T") relating to AT&T's broadband business, delays in obtaining, or adverse conditions contained in, any regulatory approvals required for the proposed transaction, changes in laws or regulations, availability and cost of capital and other similar factors. Readers are referred to Comcast's most recent reports filed with the SEC. Comcast is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


                             ADDITIONAL INFORMATION

     In connection with the proposed transactions, AT&T and Comcast will file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about AT&T and Comcast, without charge, at the SEC's web site at http://www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, N.J. 07920,
Attention: Investor Relations. Free copies of Comcast's filings may be obtained by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

     Comcast and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning Comcast's participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.